Filed pursuant to Rule 424B5

Registration No. 333-73181

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 18, 1999

2,350,000 Common Shares

        Our common shares are traded on the Nasdaq National Market under the symbol “CARS.” The last reported sale price on April 22, 2003 was $26.46 per share.

      The underwriters have an option to purchase a maximum of 352,500 additional common shares to cover over-allotments of shares.

      Investing in our common shares involves risks. See “Risk Factors” on page S-4.

		Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	the Company

Per Share	$26.00	$1.32	$24.68
Total	$61,100,000	$3,102,000	$57,998,000

      Delivery of the common shares will be made on or about April 25, 2003.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Bookrunner and Joint Lead Manager

Credit Suisse First Boston

Joint Lead Managers

Citigroup	Friedman Billings Ramsey

A.G. Edwards & Sons, Inc.

JPMorgan

BB&T Capital Markets

Ferris, Baker Watts Incorporated

The date of this prospectus supplement is April 22, 2003.

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TABLE OF CONTENTS

Prospectus Supplement

Prospectus

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ABOUT THIS PROSPECTUS SUPPLEMENT

      References to “we,” “us” or “our” refer to Capital Automotive REIT or, if the context requires, Capital Automotive L.P., which we refer to as the “Partnership,” and our business and operations conducted through the Partnership and/or directly or indirectly owned subsidiaries. The term “you” refers to a prospective investor. We are the sole general partner of the Partnership, and as of March 31, 2003, owned approximately 77.1% of the units of limited partnership interest in the Partnership. Units of the Partnership held by limited partners (other than us) are redeemable, at the option of the holder, for cash, or we may assume the redemption obligations of the Partnership and acquire the units in exchange for our common shares on a one-for-one basis.

      In this prospectus supplement, we use the term “dealerships” to refer to franchised automobile dealerships and motor vehicle service, repair or parts businesses, used vehicle businesses and other related businesses, which are the types of businesses that are operated on our properties. We also use the terms “dealer group,” “tenant,” or “operators of dealerships” to refer to the related persons and companies that lease our properties.

RISK FACTORS

      Our prospectus supplement and the accompanying prospectus, including our documents incorporated herein by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Also, documents which we subsequently file with the Securities and Exchange Commission, or the SEC, and are incorporated herein by reference will contain forward-looking statements. When we refer to forward-looking statements or information, sometimes we use words such as “may,” “will,” “could,” “should,” “plans,” “intends,” “expects,” “believes,” “estimates,” “anticipates” and “continues.” In particular, the risk factors included or incorporated by reference in this prospectus supplement and accompanying prospectus describe forward-looking information. The risk factors are not all-inclusive, particularly with respect to possible future events. Other parts of, or documents incorporated by reference into, our prospectus supplement and accompanying prospectus may also include forward-looking information. Many things can happen that can cause our actual results to be different than those described. These factors include, but are not limited to:

•	risks that our tenants will not pay rent;

•	risks related to our reliance on a small number of tenants for a significant portion of our revenue;

•	risks of financing, such as our ability to consummate planned and additional financings on terms which are acceptable to us and our ability to meet existing financial covenants;

•	risks that our growth will be limited if we cannot obtain additional capital;

•	risks that planned and additional acquisitions may not be consummated;

•	risks related to the automotive industry, such as the ability of our tenants to compete effectively in the automotive retail industry and the ability of our tenants to perform their lease obligations as a result of changes in any manufacturer’s production, supply, vehicle financing, marketing or other practices or changes in the economy generally;

•	risks generally incident to the ownership of real property, including adverse changes in economic conditions, changes in the investment climate for real estate, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, the relative illiquidity of real estate;

•	environmental and other risks associated with the acquisition and leasing of automotive properties; and

•	risks related to our status as a REIT for federal income tax purposes, such as the existence of complex regulations relating to our status as a REIT, the effect of future changes in REIT requirements as a result of new legislation and the adverse consequences of the failure to qualify as a REIT.

      Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements or those incorporated into this prospectus supplement and the accompanying prospectus from our Current Report on Form 8-K/ A filed on February 12, 2003. We also make no promise to update any of the forward-looking statements, or to publicly release the results if we revise any of them. You should carefully review the risks and the risk factors incorporated by reference into this prospectus supplement and the accompanying prospectus, as well as the other information in this prospectus supplement and the accompanying prospectus before buying our common shares.

SUMMARY

      This summary may not contain all of the information that is important to you. You should carefully read the entire prospectus supplement and the accompanying prospectus, especially the “Risk Factors” section on page S-4 of this prospectus supplement and the “Where You Can Find Available Information” section on page 59 of the accompanying prospectus, as well as the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus, before making an investment decision. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the underwriters’ over-allotment option is not exercised.

The Company

      We are a self-administered and self-managed real estate company operating as a real estate investment trust, or a REIT, for federal income tax purposes. Our executive officers are Thomas D. Eckert, President and Chief Executive Officer; David S. Kay, Senior Vice President and Chief Financial Officer; Jay M. Ferriero, Senior Vice President and Director of Acquisitions; Peter C. Staaf, Senior Vice President and Treasurer; and John M. Weaver, Senior Vice President, Secretary and General Counsel.

      Our primary business strategy is to purchase real estate (land, buildings and other improvements), which we simultaneously lease to operators of franchised automobile dealerships and motor vehicle service, repair or parts businesses, used vehicle businesses and other related businesses under long-term, triple-net leases. Triple-net leases typically require the tenant to pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. We focus on leasing properties to dealer groups that have a long history of operating multi-site, multi-franchised dealerships, generally targeting the largest dealer groups in terms of revenues in the largest metropolitan areas in the U.S. in terms of population. In addition, we provide facility improvement and expansion funding, construction financing and takeout commitments in certain circumstances. We believe that we are the only real estate company exclusively pursuing this strategy. The objective of our strategy is to provide long-term, predictable, stable cash flow for our shareholders.

      As of March 31, 2003, we had invested nearly $1.6 billion in 295 properties located in 28 states, consisting of approximately 2,096 acres of land and containing approximately 12.0 million square feet of buildings and improvements. Our tenants operate 410 motor vehicle franchises on our properties, representing 43 brands of motor vehicles, which include all of the top selling brands in the U.S. The weighted average remaining lease term of the portfolio is 11.5 years at March 31, 2003 and the earliest meaningful lease expirations do not occur until 2008.

      Our debt to assets (total assets plus accumulated depreciation) ratio was approximately 62% and debt to total market capitalization was approximately 53% as of March 31, 2003. Of the debt outstanding at March 31, 2003, approximately 94% was substantially match-funded, non-recourse debt. Virtually all of our long-term debt is secured financing which has a weighted average remaining term of 11.4 years. Our earliest significant long-term debt maturity is not until 2011.

      Our principal executive offices are located at 8270 Greensboro Drive, Suite 950, McLean, Virginia 22102 and our telephone number is (703) 288-3075. Our website address is www.capitalautomotive.com. The information contained on our website is not a part of this prospectus supplement or the accompanying prospectus. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to the foregoing as soon as reasonably practicable after electronically filed with or furnished to the SEC.

Recent Developments

      Recent Property Acquisitions. Since January 1, 2003, we have completed the acquisition of five properties for a total of approximately $25.5 million. These properties are leased to subsidiaries of Asbury Automotive Group, Inc. (NYSE: ABG). We paid for the acquisitions with the net proceeds from the debt securitization described under “— Debt Securitization” below and from borrowings under our short-term credit facilities. These acquisitions added approximately 125,000 square feet of buildings and improvements on approximately 30 acres of land in three states (California, Florida and Texas). The weighted average initial lease term of these properties is 18.3 years. Each lease has two, 10-year renewal options exercisable at the option of the tenant.

      Rental Revenue Increases. Our rental revenue for the three months ended March 31, 2003 increased 25% to $40.2 million, as compared to $32.2 million for the same quarter in 2002. The increase was primarily attributable to the growth of our real estate portfolio and the timing of our property acquisitions, from which we generate our rental income, as well as rent adjustments above the fixed minimum escalators, which are recorded as revenue in the period in which they are due from tenants.

      Net Income and Funds from Operations Increases. Net income for the three months ended March 31, 2003 increased 10% to $11.9 million, as compared to $10.9 million for the same quarter in 2002. Net income on a diluted per share basis for the first quarter 2003 increased 6% to $0.41 per share from $0.39 per share for the same period last year. Our Funds from Operations, or FFO, for the three months ended March 31, 2003 increased 14% to $22.9 million, as compared to $20.1 million for the same quarter in 2002. FFO on a diluted per share basis for the first quarter 2003 increased 8% to $0.61 per share from $0.56 per share for the same period last year. FFO, excluding straight-lined rents, for the quarters ended March 31, 2003 and 2002, was $21.7 million and $18.6 million, respectively.

      The National Association of Real Estate Investment Trusts (NAREIT) developed FFO as a relative non-GAAP financial measure of performance and liquidity of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under generally accepted accounting principles, or GAAP. FFO, as defined under the revised definition adopted in April 2002 by NAREIT and as presented by us, is net income, computed in accordance with GAAP, plus depreciation and amortization of assets unique to the real estate industry, minority interest related to income from continuing operations and income from discontinued operations and extraordinary items, and excluding gains from the sales of property, and after adjustments for unconsolidated partnerships and joint ventures.

      FFO does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income) and should not be considered an alternative to net income as an indication of our performance or to cash flow as a measure of liquidity or ability to make distributions. We consider FFO a meaningful, additional measure of operating performance because it primarily excludes the assumption that the value of the real estate assets diminishes predictably over time, and because industry analysts have accepted it as a performance measure. Comparison of our presentation of FFO, using the NAREIT definition, to a similarly titled measure for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

      For each of the periods presented, the following chart reconciles FFO and FFO per diluted share to their most directly comparable GAAP measures, net income and net income per diluted share:

	For the Three Months
	Ended March 31,

	2003	2002

	(In thousands, except per
	share data)
Net income	$11,936	$10,854
Adjustments:
Add: Real estate depreciation and amortization	7,407	5,943
Add: Minority interest related to income from continuing operations and income from discontinued operations	3,569	3,276
Less: Gain on sale of real estate	(35)	—
FFO	22,877	20,073
Weighted average number of common shares used to compute fully diluted net income per share	29,205	27,834
Weighted average number of common shares and units used to compute fully diluted FFO per share	37,691	35,869
Net income per diluted share	$0.41	$0.39
FFO per diluted share	$0.61	$0.56

      Quarterly Dividend Increases. On April 15, 2003, we announced our 21st consecutive increase in the quarterly dividend on our common shares. The amount of the quarterly dividend for the quarter ended March 31, 2003 was increased to $0.4085 per share from $0.4065 per share for an annualized rate of $1.634 per share. The dividend is payable on May 20, 2003 to shareholders of record on May 9, 2003. You will be entitled to receive the dividend for the first quarter 2003 as long as you continue to be a holder of record on the record date for the dividend.

      Corporate Governance. On April 15, 2003, we announced that Institutional Shareholder Services had released our updated Corporate Governance Quotient (CGQ), a ranking system that scores companies on their corporate governance performance. According to the CGQ report, we outperformed 99.8% of the companies in the S&P SmallCap 600 and 100% of the companies in the real estate group. Copies of our recently adopted corporate governance documents, including our corporate governance guidelines, committee charters and code of business conduct, can be found on our website.

      Debt Securitization. On March 26, 2003, one of our subsidiaries issued in a private offering $228 million of Triple Net Lease Mortgage Notes, Series 2003-1. The fixed-rate notes were issued in two classes and each was rated “Aaa” and “AAA” by Moody’s Investors Service and Standard & Poor’s Ratings Services, respectively. The notes are collateralized by 50 automotive retail properties that are subject to long-term, triple-net leases. The Class A-1 notes, totaling $109 million, mature on September 25, 2015 and are fully amortizing. The Class A-2 notes, totaling $119 million, mature on March 25, 2019 and are based upon a 20-year amortization schedule. The Class A-1 and A-2 notes have a weighted average effective interest rate of approximately 5.4% and 6.3%, respectively. Net proceeds were used to pay down approximately $111 million of borrowings under our short-term credit facilities and to pay off approximately $92 million of short-term variable rate mortgage debt due April 2003, with the remaining net proceeds used to fund property acquisitions and for general corporate purposes.

THE OFFERING

Securities offered	2,350,000 common shares, plus up to an additional 352,500 common shares to cover the underwriters’ over-allotment option.

Shares to be outstanding after this offering	39,604,305 (1)

Use of proceeds	We will use the net proceeds from the offering, including any net proceeds received upon exercise of the underwriters’ over-allotment option, to fund future acquisitions, repay borrowings under one of our short-term credit facilities and for general corporate purposes.

Risk factors	See the “Risk Factors” section on page S-4 and other information contained herein for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Nasdaq National Market symbol	“CARS”

(1)	Based on 28,951,719 common shares and 8,302,586 units of the Partnership outstanding as of April 22, 2003. Excludes common shares issuable upon the exercise of outstanding options or that may be issuable upon the payment of phantom shares under our equity incentive plan.

USE OF PROCEEDS

      The net proceeds from the sale of common shares in this offering, after deducting the discounts and commissions to the underwriters and other estimated expenses of this offering payable by us, are estimated to be approximately $57.7 million (approximately $66.4 million if the underwriters’ over-allotment option is exercised in full). We intend to use the net proceeds to fund future property acquisitions, to repay borrowings under our short-term credit facilities and for general corporate purposes. As of April 22, 2003, the borrowings to be repaid under our short-term credit facilities, which were used to fund property acquisitions, bear interest at the 30-day LIBOR rate plus 305 basis points until due on May 9, 2003. Pending application of the net proceeds, we may temporarily use the net proceeds to invest in short-term, income-producing investments.

CAPITALIZATION

      The following table sets forth our unaudited historical capitalization as of March 31, 2003 and as adjusted to show, as if these transactions had occurred on March 31, 2003, the effects of this offering and the application of the estimated net proceeds as described under “Use of Proceeds.”

	As of March 31, 2003

	Historical	As Adjusted

	(Dollars in thousands)
Debt (1):
Mortgage debt	$1,029,112	$1,029,112
Borrowings under credit facilities (2)	2	2

Total debt	1,029,114	1,029,114
Minority Interest:	114,606	120,170
Shareholders’ Equity:
Common Shares, par value $.01 per share, 100 million shares authorized, 28,798,092 shares issued and outstanding historical, 31,148,092 shares issued and outstanding as adjusted	288	311
Preferred Shares, par value $.01 per share, 20 million shares authorized, no shares issued or outstanding historical; no shares issued or outstanding as adjusted	—	—
Additional paid-in capital	421,462	473,598
Deferred compensation	(2,675)	(2,675)
Accumulated other comprehensive income (loss)	(17,472)	(17,472)
Distributions in excess of accumulated earnings	(15,168)	(15,168)

Total shareholders’ equity	386,435	438,594

Total capitalization	$1,530,155	$1,587,878

(1)	Does not reflect the possible assumption of debt in connection with future property acquisitions or the temporary reduction of amounts outstanding under our short-term credit facilities pending use of the net proceeds of this offering.

(2)	As of April 22, 2003, we had $4.0 million of borrowings outstanding under our short-term credit facilities.

FEDERAL INCOME TAX CONSEQUENCES

      The following sections summarize the federal income tax issues that you may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you. In addition, this section does not address the tax issues that may be important to certain types of shareholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the extent discussed in “— Taxation of Tax-Exempt U.S. Shareholders” below), financial institutions and broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in “— Taxation of Non-U.S. Shareholders” below).

      The statements in this section are based on the current federal income tax laws governing our qualification as a REIT. We cannot assure you that new laws, interpretations of laws or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

      We urge you to consult your own tax advisor regarding the specific federal, state, local, foreign and other tax consequences to you of purchasing, owning and disposing of our securities, our election to be taxed as a REIT and the effect of potential changes in applicable tax laws.

Taxation of Capital Automotive REIT

      We elected to be taxed as a REIT under the federal income tax laws when we filed our 1998 tax return. We have operated in a manner intended to qualify as a REIT and we intend to continue to operate in that manner. This section discusses the laws governing the federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex.

      In the opinion of our tax counsel, Shaw Pittman LLP, (i) we qualified as a REIT under Sections 856 through 859 of the Internal Revenue Code of 1986, as amended (the “Code”) with respect to our taxable years ended through December 31, 2002; and (ii) we are organized in conformity with the requirements for qualification as a REIT under the Code and our current method of operation will enable us to meet the requirements for qualification as a REIT for the current taxable year and for future taxable years, provided that we have operated and continue to operate in accordance with various assumptions and factual representations made by us concerning our business, properties and operations. We may not, however, have met or continue to meet such requirements. You should be aware that opinions of counsel are not binding on the IRS or any court. Our qualification as a REIT depends on our ability to meet, on a continuing basis, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that fall within certain categories, the diversity of the ownership of our shares, and the percentage of our earnings that we distribute. We describe the REIT qualification tests in more detail below. Shaw Pittman LLP will not monitor our compliance with the requirements for REIT qualification on an ongoing basis. Accordingly, no assurance can be given that our actual operating results will satisfy the qualification tests. For a discussion of the tax treatment of us and our shareholders if we fail to qualify as a REIT, see “— Requirements for REIT Qualification — Failure to Qualify.”

      If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our shareholders. The benefit of that tax treatment is that it avoids the “double taxation” (i.e., at both the corporate and shareholder levels) that generally results from owning shares in a corporation. However, we will be subject to federal tax in the following circumstances:

•	we will pay federal income tax on taxable income (including net capital gain) that we do not distribute to our shareholders during, or within a specified time period after, the calendar year in which the income is earned;

•	we may be subject to the “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to our shareholders;

•	we will pay income tax at the highest corporate rate on (i) net income from the sale or other disposition of property acquired through foreclosure that we hold primarily for sale to customers in the ordinary course of business and (ii) other non-qualifying income from foreclosure property;

•	we will pay a 100% tax on net income from certain sales or other dispositions of property (other than foreclosure property) that we hold primarily for sale to customers in the ordinary course of business (“prohibited transactions”);

•	if we fail to satisfy the 75% gross income test or the 95% gross income test (as described below under “— Requirements for REIT Qualification — Income Tests”), and nonetheless continue to qualify as a REIT because we meet certain other requirements, we will pay a 100% tax on (i) the gross income attributable to the greater of the amount by which we fail, respectively, the 75% or 95% gross income test, multiplied by (ii) a fraction intended to reflect our profitability;

•	if we fail to distribute during a calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we will pay a 4% excise tax on the excess of such required distribution over the amount we actually distributed;

•	we may elect to retain and pay income tax on our net long-term capital gain; or

•	if we acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a merger or other transaction in which we acquire a “carryover” basis in the asset (i.e., basis determined by reference to the C corporation’s basis in the asset (or another asset)), we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of such asset during the 10-year period after we acquire such asset. The amount of gain on which we will pay tax is the lesser of (i) the amount of gain that we recognize at the time of the sale or disposition and (ii) the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset.

Requirements for REIT Qualification

      In order to qualify as a REIT, we must be a corporation, trust or association and meet the following requirements:

1.	we are managed by one or more trustees or directors;

2.	our beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3.	we would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

4.	we are neither a financial institution nor an insurance company subject to certain provisions of the Code;

5.	at least 100 persons are beneficial owners of our shares or ownership certificates;

6.	not more than 50% in value of our outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year (the “5/50 Rule”);

7.	we elect to be a REIT (or have made such election for a previous taxable year) and satisfy all relevant filing and other administrative requirements established by the Internal Revenue Service, or IRS, that must be met to elect and maintain REIT status;

8.	we use a calendar year for federal income tax purposes and comply with the record keeping requirements of the Code and the related regulations of the U.S. Department of Treasury (“Treasury”); and

9.	we meet certain other qualification tests, described below, regarding the nature of our income and assets.

      We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. We were not required to meet requirements 5 and 6 during 1998. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated the 5/50 Rule, we will be deemed to have satisfied the 5/50 Rule for such taxable year. For purposes of determining share ownership under the 5/50 Rule, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under Code Section 401(a), and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of the 5/50 Rule.

      We believe we have issued sufficient common shares with sufficient diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, our declaration of trust restricts the ownership and transfer of the common shares so that we should continue to satisfy requirements 5 and 6. The provisions of our declaration of trust restricting the ownership and transfer of the common shares are described in “Description of Shares of Beneficial Ownership — Restrictions on Ownership and Transfer.”

      We currently have several direct corporate subsidiaries and may have additional corporate subsidiaries in the future. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A qualified REIT subsidiary is a corporation, all of the capital stock of which is owned by the parent REIT. Thus, in applying the requirements described herein, any qualified REIT subsidiary of ours will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit. We believe our direct corporate subsidiaries are qualified REIT subsidiaries. Accordingly, they are not subject to federal corporate income taxation, though they may be subject to state and local taxation.

      A REIT is treated as owning its proportionate share of the assets of any partnership in which it is a partner and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of the Partnership and of any other partnership (or limited liability company treated as a partnership) in which we have acquired or will acquire an interest, directly or indirectly (a “Subsidiary Partnership”), are treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

      Income Tests. We must satisfy two gross income tests annually to maintain our qualification as a REIT:

•	At least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income (the “75% gross income test”). Qualifying income for purposes of the 75% gross income test includes “rents from real property,” interest on debt secured by mortgages on real property or on interests in real property, and dividends or other distributions on and gain from the sale of shares in other REITs; and

•	At least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, dividends, other types of interest, gain from the sale or disposition of stock or securities, or any combination of the foregoing (the “95% gross income test”).

      The following paragraphs discuss the specific application of these tests to us.

      Rental Income. The Partnership’s primary source of income derives from leasing properties to dealer groups. The leases generally are on a “triple-net” basis, requiring the tenants to pay substantially all expenses associated with the operation of the properties, such as real estate taxes, insurance, utilities, services, maintenance and other operating expenses and any ground lease payments.

      Rents under the leases will constitute “rents from real property” only if the leases are treated as true leases for federal income tax purposes and are not treated as service contracts, joint ventures, financing arrangements or some other type of arrangement. The determination of whether the leases are true leases depends on an analysis of all surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

•	the intent of the parties;

•	the form of the agreement;

•	the degree of control over the property that is retained by the property owner (e.g., whether the tenant has substantial control over the operation of the property or whether the tenant was required simply to use its best efforts to perform its obligations under the agreement);

•	the extent to which the property owner retains the risk of loss with respect to the operation of the property (e.g., whether the tenant bears the risk of increases in operating expenses or the risk of damage to the property); and

•	the extent to which the property owner retains the burdens and benefits of ownership of the property.

      We believe that each lease will be treated as a true lease for federal income tax purposes. Such belief is based, in part, on the following facts:

•	The Partnership (or its subsidiaries, as the case may be) and the tenants intend for each relationship between them to be that of a lessor and lessee and such relationship will be documented by lease agreements;

•	the tenants have the right to exclusive possession and use and quiet enjoyment of the properties during the term of the leases;

•	the tenants bear the cost of, and are responsible for, day-to-day maintenance and repair of the properties, and will dictate how the properties are operated, maintained and improved;

•	the tenants bear all of the costs and expenses of operating the properties during the terms of the leases;

•	the tenants benefit from any savings in the costs of operating the properties during the terms of the leases;

•	the tenants generally are required to indemnify the Partnership or its subsidiary against all liabilities imposed on the Partnership or its subsidiary during the term of the leases by reason of (a) injury to persons or damage to property occurring at the properties, or (b) the tenants’ use, management, maintenance or repair of the properties;

•	the tenants are obligated to pay rent for the period of use of the properties;

•	the tenants stand to reap substantial gains (or incur substantial losses) depending on how successfully they operate the properties;

•	the useful lives of the properties are significantly longer than the terms of the leases; and

•	the Partnership or its subsidiary will receive the benefit of increases in value, and will bear the risk of decreases in value, of the properties during the terms of the leases.

      If the IRS were to challenge successfully the characterization of the leases as true leases, the Partnership would not be treated as the owner of the property in question for federal income tax purposes and the Partnership would lose tax depreciation and cost recovery deductions with respect to such property, which in turn could cause us to fail to qualify as a REIT. See “— Distribution Requirements.”

      Shareholders should be aware that there are no controlling Treasury regulations, published rulings, or judicial decisions involving leases with terms substantially similar to those contained in the leases that address whether such leases constitute true leases for federal income tax purposes. If the leases are recharacterized as financing arrangements or partnership agreements, rather than true leases, part or all of the payments that the Partnership receives from the tenants may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would lose REIT status. We received an opinion of counsel at the time of our initial public offering that the leases entered into at that time were true leases. We have also received an opinion of Shaw Pittman LLP that the leases entered into as of the date hereof are true leases. Such opinions are not binding on the IRS. We will use our best efforts to structure any leasing transaction for properties acquired in the future such that the lease will be characterized as a “true lease” and the Partnership will be treated as the owner of the property in question for federal income tax purposes. The Partnership has generally entered into leases substantially similar to those entered into at the time of the initial public offering. We will not seek an advance ruling from the IRS and do not intend to seek an advance opinion of counsel that the Partnership will be treated as the owner of any other leased properties for federal income tax purposes, and thus there can be no assurance that future leases will be treated as true leases for federal income tax purposes.

      In addition, rent that the Partnership receives from real property that it owns and leases to tenants will qualify as “rents from real property” (which is qualifying income for purposes of the 75% and 95% gross income tests) only if several conditions are met under the REIT tax rules:

•	The rent must not be based, in whole or in part, on the income or profits of any person although, generally, rent may be based on a fixed percentage or percentages of receipts or sales. The Partnership has not entered into any lease based in whole or part on the net income of any person and does not anticipate entering into such arrangements unless we determined in our discretion that such arrangements will not jeopardize our status as a REIT.

•	Neither we nor someone who owns 10% or more of our shares may own 10% or more of a tenant from whom the Partnership receives rent. Our ownership and the ownership of a tenant is determined based on direct, indirect and constructive ownership. The constructive ownership rules generally provide that if 10% or more in value of our shares are owned, directly or indirectly, by or for any person, we are considered as owning the shares owned, directly or indirectly, by or for such person. The applicable attribution rules, however, are highly complex and difficult to apply, and the Partnership may inadvertently enter into leases with tenants who, through application of such rules, will constitute “related party tenants.” In such event, rent paid by the related party tenant will not qualify as “rents from real property,” which may jeopardize our status as a REIT. The Partnership will use its best efforts not to rent any property to a related party tenant (taking into account the applicable constructive ownership rules), unless we determine in our discretion that the rent received from such related party tenant is not material and will not jeopardize our status as a REIT. We believe that the Partnership has not leased property to any related party tenant.

•	The rent attributable to any personal property leased in connection with a lease of property is no more than 15% of the total rent received under the lease. In general, the Partnership has not leased a significant amount of personal property under its current leases. If any incidental personal property has been leased, we believe that rent under each lease from the personal property would be less than 15% of total rent from that lease. If the Partnership leases personal property in connection with a future lease, it intends to satisfy the 15% test described above.

•	The Partnership generally must not operate or manage its property or furnish or render services to its tenants, other than through an “independent contractor” who is adequately compensated and from whom the Partnership does not derive revenue or through a taxable REIT subsidiary. The Partnership may provide services directly, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant.” In addition, the Partnership may render directly a de minimis amount of “non-customary” services to the tenants of a property without disqualifying the income as “rents from real property,” as long as its income from the services does not exceed 1% of its income from the related property. The Partnership has not provided services to leased properties itself or through an independent contractor or a taxable REIT subsidiary. In the future, the Partnership intends that any services provided will not cause rents to be disqualified as rents from real property.

      Based on the foregoing, we believe that rent from leases should qualify as “rents from real property” for purposes of the 75% and 95% gross income tests. As described above, however, there can be no complete assurance that the IRS will not assert successfully a contrary position and, therefore, prevent us from qualifying as a REIT.

      On an ongoing basis, we will use our best efforts not to cause the Partnership to:

•	charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above);

•	rent any property to a related party tenant (taking into account the applicable constructive ownership rules), unless we determine in our discretion that the rent received from such related party tenant is not material and will not jeopardize our status as a REIT;

•	derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease); and

•	perform services considered to be rendered to the occupant of the property that generate rents exceeding 1% of all amounts received or accrued during the taxable year with respect to such property, other than through an independent contractor from whom we derive no revenue or through a taxable REIT subsidiary or if the provisions of such services will not jeopardize our status as a REIT.

      Because the Code provisions applicable to REITs are complex, however, we may fail to meet one or more of the foregoing.

      Interest Income. The Partnership may make or acquire loans. In addition, the Partnership earns interest on its short-term investments. For purposes of the 75% and 95% gross income tests, amounts received or accrued (directly or indirectly), which are based in whole or in part on the income or profits of any person are generally not treated as interest. An amount received or accrued will generally be treated as interest even if it is based (1) on a fixed percentage or percentages of receipts or sales or (2) on the income or profits of a debtor if the debtor derives substantially all of its gross income from the related property through the leasing of substantially all of its interests in the property, but only to the extent the amounts received by the debtor would be characterized as “rents from real property” if received by a REIT. Furthermore, to the extent that interest from a loan that is based on the cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision” (as defined in the Code), income attributable to such participation feature will be treated as gain from the sale of the secured property, which generally is qualifying income for purposes of the 75% and 95% gross income tests.

      Interest on obligations secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. However, if the Partnership or a subsidiary receives interest income with respect to a loan that is secured by both real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date the Partnership or the subsidiary acquired the loan, the interest income from the loan will be apportioned between the real property and the other property. This apportionment may cause us to recognize income that is not qualifying income for purposes of the 75% gross income test. We intend to structure any such financing arrangement such that we will continue to qualify as a REIT.

      Tax on Income From Property Acquired in Foreclosure. We will be subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualifying income for purposes of the 75% gross income test), less expenses directly connected to the production of such income. “Foreclosure property” is any real property (including interests in real property) and any personal property incident to such real property:

•	that is acquired by a REIT at a foreclosure sale, or having otherwise become the owner or in possession of the property by agreement or process of law, after a default (or imminent default) on a lease of such property or on an debt owed to the REIT secured by the property;

•	for which the related loan was acquired by the REIT at a time when default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

      A REIT will not be considered to have foreclosed on a property where it takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Generally, property acquired as described above ceases to be foreclosure property on the earlier of:

•	the last day of the third taxable year following the taxable year in which the REIT acquired the property (or longer if an extension is granted by the Secretary of the Treasury);

•	the first day on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify under the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify under the 75% gross income test;

•	the first day on which any construction takes place on such property (other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent); or

•	the first day that is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business that is conducted by the REIT (other than through an independent contractor from whom the REIT itself does not derive or receive any income).

      Tax on Prohibited Transactions. A REIT will incur a 100% tax on net income derived from any “prohibited transaction.” A “prohibited transaction” generally is a sale or other disposition of property (other than foreclosure property) that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets (including those held by the Partnership and its subsidiaries) are held for sale to customers and that a sale of any such asset would not be in the ordinary course of its business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when an asset sale will not be characterized as a prohibited transaction. We may fail to comply with such safe-harbor provisions or may own property that could be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.”

      Relief from Consequences of Failing to Meet Income Tests. If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the Code. Those relief provisions generally will be available if our failure to meet such tests is due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. We may not qualify for the relief provisions in all circumstances. In addition, as discussed above in “— Taxation of Capital Automotive REIT,” even if the relief provisions apply, we would incur a 100% tax on gross income to the extent we fail the 75% or 95% gross income test (whichever amount is greater), multiplied by a fraction intended to reflect our profitability.

      Asset Tests. To maintain our qualification as a REIT, we also must satisfy two asset tests at the close of each quarter of each taxable year:

•	At least 75% of the value of our total assets must consist of cash or cash items (including certain receivables), government securities, “real estate assets,” or qualifying temporary investments (the “75% asset test”).

•	“Real estate assets” include interests in real property, interests in mortgages on real property and stock in other REITs. We believe that the properties qualify as real estate assets.

•	“Interests in real property” include an interest in mortgage loans or land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold of real property, and an option to acquire real property (or a leasehold of real property).

•	Qualifying temporary investments are investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity or long-term (at least five-year) debt offerings.

•	For investments not included in the 75% asset test, (A) the value of our interest in any one issuer’s securities (which does not include our equity ownership of other REITs, the Partnership or any qualified REIT subsidiary) may not exceed 5% of the value of our total assets (the “5% asset test”), (B) we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities which does not include our equity ownership in other REITs, the Partnership, any qualified REIT subsidiary or any taxable REIT subsidiary (the “10% asset test”) and (C) the value of our securities in one or more taxable REIT subsidiaries may not exceed 20% of the value of our total assets.

      We intend to select future investments so as to comply with the asset tests.

      If we failed to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if (i) we satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets. If we did not satisfy the condition described in clause (ii) of the preceding sentence, we still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

      Distribution Requirements. Each taxable year, we must distribute dividends (other than capital gain dividends and deemed distributions of retained capital gain) to our shareholders in an aggregate amount at least equal to (1) the sum of 90% of (A) our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and (B) our net income (after tax), if any, from foreclosure property, minus (2) certain items of non-cash income.

      We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration.

      We will pay federal income tax on taxable income (including net capital gain) that we do not distribute to shareholders. Furthermore, we will incur a 4% nondeductible excise tax if we fail to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain income for such year, and (3) any undistributed taxable income from prior periods. The excise tax is on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “— Taxation of Taxable U.S. Shareholders.” For purposes of the 4% excise tax, we will be treated as having distributed any such retained amount. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.

      It is possible that, from time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our REIT taxable income. Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue preferred shares or additional common shares.

      We intend to calculate our REIT taxable income based upon the conclusion that the Partnership is the owner for federal income tax purposes of all of the properties. As a result, we expect that depreciation deductions with respect to all such properties will reduce our REIT taxable income. If the IRS were to successfully challenge this position, we might be deemed retroactively to have failed to meet the distribution requirement and would have to rely on the payment of a deficiency dividend in order to retain our REIT status.

      Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying deficiency dividends to our shareholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

      Record Keeping Requirements. We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis certain information from our shareholders designed to disclose the actual ownership of our outstanding stock. We have complied, and we intend to continue to comply, with such requirements.

      Failure to Qualify. If we failed to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid out to shareholders. In fact, we would not be required to distribute any amounts to shareholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to shareholders would be taxable as ordinary income. Subject to certain limitations of the Code, corporate shareholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Shareholders

      As long as we qualify as a REIT, a taxable “U.S. shareholder” must take into account distributions out of our current or accumulated earnings and profits (and that we do not designate as capital gain dividends or retained long-term capital gain) as ordinary income. A corporate U.S. shareholder will not qualify for the dividends received deduction generally available to corporations. As used herein, the term “U.S. shareholder” means a holder of common shares that for U.S. federal income tax purposes is

•	a citizen or resident of the United States;

•	a corporation, partnership, or other entity created or organized in or under the laws of the United States or of a political subdivision thereof;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

      A U.S. shareholder will recognize distributions that we designate as capital gain dividends as long-term capital gain (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the U.S. shareholder has held its common shares. Subject to certain limitations, we will designate our capital gain dividends as either 20% or 25% rate distributions. A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

      We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. shareholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

      A U.S. shareholder will not incur tax on a distribution to the extent it exceeds our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of the U.S. shareholder’s common shares. Instead, such distribution in excess of earnings and profits will reduce the adjusted basis of such common shares. To the extent a distribution exceeds both our current and accumulated earnings and profits and the U.S. shareholder’s adjusted basis in its common shares, the U.S. shareholder will recognize long-term capital gain (or short-term capital gain if the common shares have been held for one year or less), assuming the common shares are a capital asset in the hands of the U.S. shareholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. shareholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year. We will notify U.S. shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income or capital gain dividends.

      Taxation of U.S. Shareholders on the Disposition of the Common Shares. In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of the common shares as long-term capital gain or loss if the U.S. shareholder has held the common shares for more than one year and otherwise as short-term capital gain or loss. However, a U.S. shareholder must treat any loss upon a sale or exchange of common shares held by such shareholder for six months or less (after applying certain holding period rules) as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such U.S. shareholder treats as long-term capital gain. All or a portion of any loss a U.S. shareholder realizes upon a taxable disposition of the common shares may be disallowed if the U.S. shareholder purchases additional common shares within 30 days before or after the disposition.

      Capital Gains and Losses. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate for 2003 is 38.6%. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is generally 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property” (i.e., depreciable real property) is 25% to the extent that such gain would have been treated as ordinary income if the property were “Section 1245 property.” With respect to distributions that we designate as capital gain dividends and any retained capital gain that it is deemed to distribute, we may designate (subject to certain limits) whether such a distribution is taxable to our non-corporate shareholders at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A U.S. shareholder required to include retained long-term capital gains in income will be deemed to have paid, in the taxable year of the inclusion, its proportionate share of the tax paid by us in respect of such undistributed net capital gains. U.S. shareholders subject to these rules will be allowed a credit or a refund, as the case may be, for the tax deemed to have been paid by such shareholders. U.S. shareholders will increase their basis in their common shares by the difference between the amount of such includible gains and the tax deemed paid by the U.S. shareholder in respect of such gains. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

      Information Reporting Requirements and Backup Withholding. We will report to our shareholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding (at the rate of 30% for 2003) with respect to distributions unless such holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to us.

Taxation of Tax-Exempt U.S. Shareholders

      Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities (“exempt organizations”), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). While many investments in real estate generate UBTI, the IRS has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to exempt organizations generally should not constitute UBTI. However, if an exempt organization were to finance its acquisition of common shares with debt, a portion of the income that they receive from us would constitute UBTI pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code Section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our shares is required to treat a percentage of the dividends that it receives from us as UBTI (the “UBTI Percentage”). The UBTI Percentage is equal to the gross income we derive from an unrelated trade or business (determined as if it were a pension trust) divided by our total gross income for the year in which we pay the dividends. The UBTI rule applies to a pension trust holding more than 10% of our shares only if:

•	the UBTI Percentage is at least 5%;

•	we qualify as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust; and

•	we are a “pension-held REIT” (i.e., either (1) one pension trust owns more than 25% of the value of our shares or (2) a group of pension trusts individually holding more than 10% of the value of our shares collectively owns more than 50% of the value of our shares).

      Tax-exempt entities will be subject to the rules described above, under the heading “— Taxation of Taxable U.S. Shareholders” concerning the inclusion of our designated undistributed net capital gains in the income of our shareholders. Thus, such entities will, after satisfying filing requirements, be allowed a credit or refund of the tax deemed paid by such entities in respect of such includible gains.

Taxation of Non-U.S. Shareholders

      The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, “non-U.S. shareholders”) are complex. This section is only a summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of common shares, including any reporting requirements.

      Ordinary Dividends. A non-U.S. shareholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests (as defined below) and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a non-U.S. shareholder that is a non-U.S. corporation). We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. shareholder unless (i) a lower treaty rate applies and the non-U.S. shareholder files IRS Form W-8BEN with us evidencing eligibility for that reduced rate, (ii) the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income, or (iii) the non-U.S. shareholder holds shares through a “qualified intermediary” that has elected to perform any necessary withholding itself.

      Return of Capital. A non-U.S. shareholder will not incur tax on a distribution to the extent it exceeds such investor’s allocable share of our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of its common shares. Instead, such distribution in excess of earnings and profits will reduce the adjusted basis of such common shares. A non-U.S. shareholder will be subject to tax to the extent a distribution exceeds both our current and accumulated earnings and profits and the adjusted basis of its common shares, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of its common shares, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution just as we would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

      Capital Gain Dividends. For any year in which we qualify as a REIT, a non-U.S. shareholder will incur tax on distributions that are attributable to gain from our sale or exchange of “U.S. real property interests” under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). The term “U.S. real property interests” includes certain interests in real property and stock in corporations at least 50% of whose assets consists of interests in real property, but excludes mortgage loans and mortgage-backed securities. Under FIRPTA, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual). A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on distributions subject to FIRPTA. We must withhold 35% of any distribution that we could designate as a capital gain dividend. However, if we make a distribution and later designate it as a capital gain dividend, then (although such distribution may be taxable to a non-U.S. shareholder) it is not subject to withholding under FIRPTA. Instead, we must make-up the 35% FIRPTA withholding from distributions made after the designation, until the amount of distributions from which we withhold at 35% equals the amount of the distribution designated as a capital gain dividend. A non-U.S. shareholder may receive a credit against its FIRPTA tax liability for the amount we withhold.

      Distributions to a non-U.S. shareholder that we designate at the time of distribution as capital gain dividends which are not attributable to or treated as attributable to our disposition of a U.S. real property interest generally will not be subject to U.S. federal income taxation, except as described below under “— Sale of Shares.”

      Sale of Shares. A non-U.S. shareholder generally will not incur tax under FIRPTA on gain from the sale of its common shares as long as we are a “domestically controlled REIT.” A “domestically controlled REIT” is a REIT in which at all times during a specified testing period non-U.S. persons held, directly or indirectly, less than 50% in value of the stock. We anticipate that we will continue to be a “domestically controlled REIT.” In addition, a non-U.S. shareholder that owns, actually or constructively, 5% or less of outstanding common shares at all times during a specified testing period will not incur tax under FIRPTA if the common shares are “regularly traded” on an established securities market. If neither of these exceptions were to apply, the gain on the sale of the common shares would be taxed under FIRPTA, in which case a non-U.S. shareholder would be taxed in the same manner as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

      A non-U.S. shareholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains. Capital gains dividends not subject to FIRPTA will be subject to similar rules.

      Backup Withholding. Backup withholding tax (which generally is withholding tax imposed at the rate of 30% in 2003, on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) will generally not apply to distributions to a non-U.S. shareholder provided that the non-U.S. shareholder certifies under penalty of perjury that the shareholder is a non-U.S. shareholder, or otherwise establishes an exemption. However, we are required to report the gross amount of distributions made to a non-US shareholder even if such distributions are not subject to backup withholding. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common shares effected at a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of common shares by a foreign office of a broker that:

•	is a U.S. person;

•	derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the U.S.;

•	is a “controlled foreign corporation” (generally, a foreign corporation controlled by U.S. shareholders) for U.S. tax purposes; or

•	that is a foreign partnership, if at any time during its tax year 50% or more of its income or capital interest are held by U.S. persons or if it is engaged in the conduct of a trade or business in the U.S., unless the broker has documentary evidence in its records that the holder or beneficial owner is a non-U.S. shareholder and certain other conditions are met, or the shareholder otherwise establishes an exemption. Payment of the proceeds of a sale of common shares effected at a U.S. office of a broker is subject to both backup withholding and information reporting unless the shareholder certifies under penalty of perjury that the shareholder is a non-U.S. shareholder, or otherwise establishes an exemption. Backup withholding is not an additional tax. A non-U.S. shareholder may obtain a refund of excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Other Tax Consequences

      State and Local Taxes. We and/or you may be subject to state and local tax in various states and localities, including those states and localities in which we or you transact business, own property or reside. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon an investment in our securities.

Tax Aspects of Our Investments in the Partnership and Subsidiary Partnerships

      The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in the Partnership and its subsidiaries. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

      Classification as Partnerships. We are entitled to include in our income our distributive share of the Partnership’s income and to deduct our distributive share of the Partnership’s losses only if the Partnership is classified for federal income tax purposes as a partnership rather than as a corporation or association taxable as a corporation. An organization will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it (1) is treated as a partnership under Treasury regulations, effective January 1, 1997, relating to entity classification (the “check-the-box regulations”) and (2) is not a “publicly traded” partnership.

      Under the check-the-box regulations, an unincorporated entity that has a single owner generally is not treated as an entity separate from its owner, but may elect to be treated as a corporation. An unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. We believe that the Partnership and its subsidiaries are classified as either partnerships or as disregarded entities for federal income tax purposes.

      A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). While the units will not be traded on an established securities market, they could possibly be deemed to be traded on a secondary market or its equivalent due to the redemption rights enabling the limited partners to dispose of their units. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including (as may be relevant here) real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90% Passive Income Exception”).

      Treasury has issued regulations (the “PTP Regulations”) that provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the “Private Placement Exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act, and (ii) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust, or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (i) substantially all of the value of the owner’s interest in the flow-through entity is attributable to the flow-through entity’s interest (direct or indirect) in the partnership and (ii) a principal purpose of the use of the flow-through entity is to permit the partnership to satisfy the 100-partner limitation.

      We believe that the Partnership qualified for the Private Placement Exclusion since its formation and intends to continue to qualify for the Private Placement Exclusion unless it qualifies for another exception. It is possible that in the future the Partnership might not qualify for the Private Placement Exclusion.

      If the Partnership is considered a publicly traded partnership under the PTP Regulations because it is deemed to have more than 100 partners, the Partnership would need to qualify under another safe harbor in the PTP Regulations or for the 90% Passive Income Exception. We believe that the Partnership will qualify for another safe harbor in the PTP Regulations or for the 90% Passive Income Exception. It is possible that in the future the Partnership might not qualify for one of these exceptions.

      If, however, for any reason the Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we would not be able to qualify as a REIT. See “— Requirements for REIT Qualification — Income Tests” and “— Requirements for REIT Qualification — Asset Tests.” In addition, any change in the Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “— Requirements for REIT Qualification — Distribution Requirements.” Further, items of income and deduction of the Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, the Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

      Income Taxation of the Partnership and its Partners. The partners of the Partnership are subject to taxation. The Partnership itself is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of the Partnership’s income, gains, losses, deductions and credits for any taxable year of the Partnership ending during our taxable year, without regard to whether we have received or will receive any distribution from the Partnership.

      Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Partnership’s allocations of taxable income, gain and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury regulations promulgated thereunder.

      Tax Allocations With Respect to Contributed Properties. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “Book-Tax Difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Partnership was formed by way of contributions of appreciated property and has received contributions of appreciated property since our formation. Consequently, the Partnership’s partnership agreement requires such allocations to be made in a manner consistent with Section 704(c) of the Code.

      In general, the partners who contribute property to the Partnership will be allocated depreciation deductions for tax purposes which are lower than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets (including our properties) which have a Book-Tax Difference, all income attributable to such Book-Tax Difference will generally be allocated to the contributing partners, and all other partners, including us, will generally be allocated only their share of capital gains attributable to appreciation, if any, occurring after the contribution of the assets. This will tend to eliminate the Book-Tax Difference over the life of the Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands the Partnership will cause us to be allocated lower depreciation and other deductions, and possibly an amount of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See “— Requirements for REIT Qualification — Distribution Requirements.” The foregoing principles also apply in determining our earnings and profits for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had we purchased the contributed assets at their agreed values.

      Treasury has issued regulations requiring partnerships to use a “reasonable method” for allocating items affected by Section 704(c) of the Code and outlining several reasonable allocation methods. The general partner of the Partnership has the discretion to determine which of the methods of accounting for Book-Tax Differences (specifically approved in the Treasury regulations) will be elected with respect to any properties contributed to the Partnership. The Partnership generally has elected to use the “traditional method with ceiling rule” for allocating Code Section 704(c) items with respect to the properties that it acquires in exchange for units. The use of this method may result in us being allocated less depreciation, and therefore more taxable income in a given year than would be the case if a different method for eliminating the Book-Tax Difference were chosen. If this occurred, a larger portion of shareholder distributions would be taxable income as opposed to the return of capital that might arise if another method were used. We have not determined which method of accounting for Book-Tax Differences will be elected for properties contributed to the Partnership in the future.

      Basis in Partnership Interest. Our adjusted tax basis in our partnership interest in the Partnership generally is equal to:

•	the amount of cash and the basis of any other property contributed by us to the Partnership;

•	increased by

•	our allocable share of the Partnership’s income, and

•	our allocable share of debt of the Partnership; and

•	reduced, but not below zero, by

•	our allocable share of the Partnership’s loss,

•	the amount of cash distributed to us, and

•	constructive distributions resulting from a reduction in our share of debt of the Partnership.

      If the allocation of our distributive share of the Partnership’s loss would reduce the adjusted tax basis of our partnership interest in the Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that the Partnership’s distributions, or any decrease in our share of the debt of the Partnership (such decrease being considered a constructive cash distribution to the partners), would reduce our adjusted tax basis below zero, such distributions (including such constructive distributions) would constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as capital gain, and, if our interest in the Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

      Sale of the Partnership’s Property. Generally, any gain realized by the Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by the Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership under Section 704(c) of the Code to the extent of their “built-in gain” on those properties for federal income tax purposes. The partners’ “built-in gain” on the contributed properties sold will equal the excess of the partners’ proportionate share of the book value of those properties over the partners’ tax basis allocable to those properties at the time of the contribution. Any remaining gain recognized by the Partnership on the disposition of the contributed properties, and any gain recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

      Our share of any gain realized by the Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “— Requirements for REIT Qualification — Income Tests.” We, however, do not presently intend to allow the Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or the Partnership’s trade or business.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated April 22, 2003, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as representative, the following number of common shares:

Number of
Underwriters	Common Shares

Credit Suisse First Boston LLC	846,000
Citigroup Global Markets Inc.	223,250
Friedman, Billings, Ramsey & Co., Inc.	534,625
A.G. Edwards & Sons, Inc.	176,250
J.P. Morgan Securities Inc.	323,125
BB&T Capital Markets, a division of Scott & Stringfellow, Inc	123,375
Ferris, Baker Watts, Incorporated	123,375

Total	2,350,000

      The underwriting agreement provides that the underwriters are obligated to purchase all of the common shares in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering may be terminated.

      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 352,500 additional shares at the public offering price less the underwriting discounts and commissions. The purchase price also will be reduced by an amount per share equal to the per share dividend that is declared or paid on common shares initially purchased by the underwriters, but not declared or paid on the shares to be purchased upon any exercise of the over-allotment option. The option may only be exercised to cover any over-allotments of common shares.

      The underwriters propose to offer the common shares initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.80 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the public offering, the representative may change the public offering price and concession and discount to brokers/dealers.

      The following table summarizes the compensation and estimated expenses, we will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$1.320	$1.320	$3,102,000	$3,567,300
Expenses payable by us	$0.117	$0.102	$275,000	$275,000

      Subject to certain exceptions as noted below, we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common shares or securities convertible into or exchangeable or exercisable for any common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston

LLC for a period of 60 days after the date of this prospectus supplement. Our lock-up agreement contains exceptions that permit us to:

•	file registration statements with the SEC registering for resale common shares to be issued to unitholders upon redemption of units of the Partnership in accordance with our customary practices;

•	issue common shares or units of the Partnership in connection with acquisitions and in connection with joint ventures and similar arrangements, as long as the recipients of those shares or units agree not to sell or transfer those shares or units for 60 days after the date of this prospectus supplement without the prior written consent of Credit Suisse First Boston LLC;

•	issue common shares pursuant to our dividend reinvestment and stock purchase plan;

•	issue common shares upon the exercise of outstanding options;

•	issue common shares upon redemption of units of the Partnership; and

•	issue common shares, phantom shares and options pursuant to our existing benefit plans.

      Our officers and certain of our trustees have agreed that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any common shares, units of the Partnership, or securities convertible into or exchangeable or exercisable for any common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any of these transactions are to be settled by delivery of our common shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 60 days after the date of this prospectus supplement.

      We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of common shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common shares who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase our common shares until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of the common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

      Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, commercial banking and other commercial dealings in the ordinary course of business with us for which they have received, and will receive, customary fees and commissions. On March 26, 2003, Credit Suisse First Boston LLC acted as lead manager and Citigroup Global Markets Inc. (formerly known as Salomon Smith Barney Inc.) acted as co-manager in connection with our debt securitization described under “Summary — Recent Developments — Debt Securitization.” The underwriters and their affiliates have received customary fees and commissions for this transaction.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common shares are made. Any resale of the common shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common shares.

Representations of Purchasers

      By purchasing common shares in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common shares without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our trust managers and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of our common shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common shares in their particular circumstances and about the eligibility of the common shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the common shares offered by this prospectus supplement will be passed upon for us by Shaw Pittman LLP, a limited liability partnership including professional corporations. In addition, the description of federal income tax consequences contained in this prospectus supplement under “Federal Income Tax Consequences” is, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, based upon the opinion of Shaw Pittman LLP. Certain legal matters relating to the securities will be passed upon for the underwriters by Hunton & Williams LLP.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus supplement and the accompanying prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.